SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
                13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                         LANIER WORLDWIDE, INC. (ISSUER)
                -------------------------------------------------
                            (NAME OF SUBJECT COMPANY)


     LW ACQUISITION CORP. (OFFEROR), AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                              RICOH COMPANY, LTD.
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            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    (INCLUDING THE ASSOCIATED PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
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                         (TITLE OF CLASS OF SECURITIES)


                                    51589L105
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)


     MASAMI TAKEIRI (PRESIDENT) OR YUKIO MIZUTANI (TREASURER AND SECRETARY)
                              LW ACQUISITION CORP.,
     5 DEDRICK PLACE, WEST CALDWELL, NEW JERSEY 07006 (TEL: (973) 882-2000)
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           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                        Copy to: Marc E. Perlmutter, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                               Tel: (212) 373-3000

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
              $256,787,176                             not applicable


* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 84,768,152 outstanding shares of common stock, par value $.01 per share, of Lanier Worldwide, Inc. (the "Shares"), (ii) the tender offer price of $3.00 per Share and (iii) 2,452,960 options to acquire Shares with an exercise price at less than $3.00 under Lanier Worldwide, Inc.'s Stock Incentive Plan with an aggregate value of $2,482,720. Based on the foregoing, the transaction value is equal to the sum of (1) the product of number of outstanding Shares and $3.00 per Share and (2) the product of (A) 2,452,960 Shares which are subject to options to purchase Shares with an exercise price of less than $3.00 per share and (B) the difference between $3.00 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid: None              Filing Party: Not Applicable

     Form or Registration No.: Not Applicable      Date Filed:  Not Applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
               |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|